

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2020

Kenneth Galbraith
Chief Executive Officer
Liminal BioSciences Inc.
440 Armand-Frappier Boulevard, Suite 300
Laval, Québec
Canada
H7V 4B4

> **Re: Liminal BioSciences Inc.**
> **Draft Registration Statement on Form F-1**
> **Submitted on March 27, 2020**
> **CIK No. 0001351172**

Dear Mr. Galbraith:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1, submitted on March 27, 2020

Summary, page 1

1. Please revise the disclosure on page 1 to explain briefly the reasons for the resubmission of the BLA application. Also, revise pages 108-109 of the prospectus to describe in greater detail the changes identified by FDA in its April 2018 complete response letter.

2. Please revise the disclosure at the bottom of page 1, or elsewhere as applicable, to disclose the deferred milestone payment terms, including the duration of the term for making payments.

Our ability to continue to produce safe and effective products depends on the safety of our plasma supply...., page 12

3.   We note your reference to your continued ability to produce safe and effective products. Insofar as your product candidates have not yet received FDA approval, it is premature to suggest or imply that they are safe or effective. Please revise your disclosure accordingly.

Royalty Stream Purchase Agreement with Structured Alpha, page 111

4.   Please revise to disclose the material terms of this related-party agreement, including the percentage(s) of net sales/revenues that you sold to the related party and the formula applicable to your potential repurchase of the sales/revenue streams.

Code of Ethics and Business Conduct, page 127

5.   With reference to your disclosures on pages 39-40, please revise to briefly discuss whether this policy was applied to your agreements with SALP.

Principal and Selling Shareholders, page 140

6.   Please revise to specify the natural person(s) exercising voting and/or investment control over the shares held by SALP.

7.   Given the nature and size of the offering, please tell us your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis. In your response, address whether SALP should be identified as an underwriter. Please also tell us whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers. For guidance, refer to Compliance and Disclosure Interpretation 612.09 of Securities Act Rules, available on the Commission's website.

Independent Auditor's Report, page F-4

8.   We note that Ernst & Young LLP conducted their audit of the Company's consolidated financial statements for the year ended December 31, 2017 in accordance with Canadian generally accepted auditing standards. With reference to Instruction 2 of Item 8.A.2, please explain why the audit was not conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Note 22 -- Revenue from Continuing Operations, page F-53

9.   We note that you recognized licensing revenues of $19,724 in the third quarter of 2017 related to an agreement with a third party in China. You terminated this agreement in March 2018 due to the third party not remitting funds within the specified payment terms and you wrote-off the associated accounts receivable as of December 31, 2017. With reference to the specific terms of the license agreement and the appropriate accounting literature, tell us your basis for recognizing all of associated revenues in the third quarter of 2017, including how you determined collection of consideration was

reasonably assured. If known, tell us why the third party chose not to remit funds.

General

10. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

You may contact Tracie Mariner at (202) 551-3744 or Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer at (202) 551-3415 or Joseph McCann at (202) 551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences